FOR IMMEDIATE RELEASE	November 11, 2024

Update on Micromem's ARTRA Unit

Toronto, Ontario and New York, New York, November 11, 2024 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") announces the arrival of its ARTRA unit (the "Unit") in Toronto, prepared for field trials within the natural gas industry.

This Unit serves as the foundation for a second configuration: a well-mounted, fully automated unit tailored specifically for gas wells. The Company's contracted engineer will modify and utilize the automated sampler system, that was previously designed by Chevron, in this new configuration, enabling precise fluid sampling and tracer testing capabilities.

Before shipping the Unit to its European client for inspection and certification, the Company will conduct demonstrations for engineers representing potential clients. Following the review, Micromem expects to announce a timeline for the following phases.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF
 CSE - Symbol: MRM

Shares issued 572,985,698

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-6513

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